VIA EDGAR and U.S. MAIL

May 3, 2018

Mr. Carlos Pacho, Senior Assistant Chief Accountant
Ms. Inessa Kessman, Senior Staff Accountant
United States Securities and Exchange Commission
Washington D.C. 20549

Re:	Insperity, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2017
File No. 001-13998
Filed February 12, 2018

Dear Mr. Pacho and Ms. Kessman:

We are responding to comments received from the staff of the Division of Corporation Finance (“Staff”) of the Securities and Exchange Commission (“SEC”) by letter dated April 25, 2018 regarding the referenced Report on Form 10-K (“2017 Form 10-K”) filed by Insperity, Inc. (“Insperity”, or the “Company”). As noted below, Insperity will undertake to incorporate disclosure changes in response to the Staff’s comments in its future filings under the Securities and Exchange Act of 1934 (“1934 Act”). For your convenience, our responses are prefaced by the Staff’s corresponding comment in italicized text.

Management’s discussion and analysis of the financial conditions and results of operations (“MD&A”)

Results of Operations, Revenue, page 37

1.
We note your statement that revenue “increased 12.2% in 2017 compared to 2016, due to a 10.2% increase in the average number of worksite employees paid per month and a 1.8%, or $27 increase in revenues per worksite employee per month compared to 2016.” Please disclose the underlying reason for the increase in the average number of worksite employees and the increase in revenue per worksite employee.

Insperity Response:

There are two key drivers to changes in the Company’s revenue: volume (i.e., change in worksite employees) and pricing (i.e., change in revenues per worksite employee). Included on page 38 of the 2017 Form 10-K within the same section under the caption “Revenue” is the following disclosure, which provides additional information regarding the change in worksite employee volume:

“Our growth in the number of worksite employees paid is affected by three primary sources: new client sales, client retention and the net change in existing clients through worksite employee new hires and layoffs. During 2017, new client sales improved over 2016, client retention declined slightly compared with 2016, and the net change in existing clients also declined compared with 2016. As a result, our year-over-year growth in average worksite employees paid per month in 2017 was 10.2% compared to 13.7% in 2016.”

Insperity believes this disclosure provides the three key underlying reasons for the 10.2% increase in the average number of worksite employees paid per month. Insperity proposes to move this disclosure up within the “Revenue” section to more prominently identify the reasons for the increase, or decrease, in worksite employees on a percentage basis in future filings.

With respect to the 1.8% increase in revenues per worksite employee per month compared to 2016, we have a discussion on page 38 under the heading, “Gross Profit”, which discloses the following:

“Our pricing objectives attempt to achieve a level of revenue per worksite employee to match or exceed changes in primary direct costs and operating expenses. Our revenues per worksite employee per month increased 1.8% to $1,505 in 2017 versus 2016 and our direct costs, which primarily include payroll taxes, benefits and workers’ compensation expenses, increased 1.1% to $1,244 per worksite employee per month.”

Pursuant to the Staff’s comment, Insperity will revise its disclosure regarding pricing objectives in future filings to add the following in italics below:

“Our pricing objectives attempt to achieve a level of revenue per worksite employee to match or exceed changes in primary direct costs and operating expenses. Our revenues per worksite employee per month increased 1.8% to $1,505 as a result of pricing increases in 2017 versus 2016 and our direct costs, which primarily include payroll taxes, benefits and workers’ compensation expenses, increased 1.1% to $1,244 per worksite employee per month.”

Results of Operations, Gross Profit, page 38

2.
We note your disclosure on page 38 where you analyze gross profit and describe benefit costs and workers’ compensation costs fluctuations. It appears that a significant portion or these fluctuations are due to changes in estimates. However, in your prepared remarks of your earnings call on February 12, 2018 you stated, “Gross profit increased 17% on 10% worksite employee growth as we effectively managed changes in client mix, pricing and direct cost trends. In the payroll tax area, we benefited from the recently passed Small Business Efficiency Act, effective management of our health plan resulted in an increase in benefit cost per covered employee of only 1.2% over 2016 net of plan migration. Workers’ compensation costs as a percentage of non-bonus payroll declined slightly from 2016 due to continued discipline around our client selection and safety and claims management.” Please explain to us why your results of operations analysis is inconsistent with your earnings call discussion. Enhance your results of operations discussion to clearly state what percentage of the fluctuation is related to changes in estimates versus changes in business practice (i.e. management effectiveness). Describe the underlying reason for management effectiveness.

Insperity Response:
Insperity’s disclosure includes a discussion of our benefit costs, workers’ compensation costs and payroll tax cost fluctuations. Under the heading “Critical Accounting Policies and Estimates,” Insperity discusses how the estimates and related adjustments concerning benefits and workers’ compensation costs are calculated. Insperity also includes under Management’s Discussion and Analysis the required disclosures with respect to changes in estimates related to prior periods for benefit and workers’ compensation costs. With respect to workers’ compensation costs, effective management relates to client selection, safety and claims management, which allows Insperity to reduce exposure to claims and close out policy periods at amounts below original cost estimates.
In response to the Staff’s comment, when applicable, Insperity will include additional disclosure within its gross profit discussion of MD&A in future filings to be consistent with management’s prepared remarks provided as part of its quarterly earnings releases.

While Insperity proposes to modify our disclosures in future filings, and have modified its disclosures in our Form 10-Q filed on April 30, 2018, an example of the proposed modifications to the gross profit discussion in the 2017 Form 10-K is provided below for reference with changes included in italics:
Gross Profit
Gross Profit was $572.7 million in 2017, an increase of $81.1 million, or a 16.5% increase over 2016. The net reduction in cost estimates for benefits and workers’ compensation between 2017 and 2016 totaled $11.7 million as discussed below.

•
Benefits costs - The cost of group health insurance and related employee benefits increased $4 per worksite employee per month, or 1.2%, on a per covered employee basis compared to 2016. Included in 2017 benefits costs is a reduction of $1.2 million, or $1 per worksite employee per month, for changes in estimated claims run-off related to prior periods. Included in 2016 is a charge of $5.1 million, or $3 per worksite employee per month, for changes in estimated claims run-off related to prior periods. The percentage of worksite employees covered under our health insurance plan was 68.8% in 2017 and 69.2% in 2016. Please read “-Critical Accounting Policies and Estimates-Benefits Costs” for a discussion of our accounting for health insurance costs.

•
Workers’ compensation costs - Workers’ compensation costs increased 2.2%, but decreased $3 on a per worksite employee per month basis, compared to 2016. As a percentage of non-bonus payroll cost, workers’ compensation costs decreased to 0.54% in 2017 from 0.59% in 2016. During 2017, we recorded reductions in workers’ compensation costs of $16.3 million, or 0.11% of non-bonus payroll costs, for changes in estimated losses related to prior reporting periods, compared to $10.9 million, or 0.08% of non-bonus payroll costs, in 2016. Our continued discipline around our client selection, safety and claims management contributed to the reduction in our cost per worksite employee and, as a result, has allowed for claims within our policy periods to be closed out at amounts below original cost estimates. The 2017 period costs include the impact of a 1.6% discount rate used to accrue workers’ compensation loss claims, compared to a 1.1% discount rate used in the 2016 period. Please read “-Critical Accounting Policies and Estimates-Workers’ Compensation Costs” for a discussion of our accounting for workers’ compensation costs.

If you have any questions regarding our responses or require further information, please contact Daniel D. Herink, Senior Vice President of Legal, General Counsel and Secretary, at 281-312-3364, or me at 281-348-3232.

Sincerely,

/s/ Douglas S. Sharp
Douglas S. Sharp
Senior Vice President of Finance
Chief Financial Officer and Treasurer